

Hey friend,

Max here, Co-Founder of BackerKit, and I'm reaching out, first, to say thank you for backing **10+ crowdfunding projects**! That also makes you a **BackerKit Pledge Manager Power User.** We've been proud to serve you and partner with the creators you've supported through the years to fulfill each campaign.

You are the reason crowdfunding works and why **BackerKit is growing and evolving faster than ever** – in 2024 we achieved **$23.7M** in revenue, **4x** growth in project launches, and a **2.8x** spike in pledge volume year over year. Which is why, for the first time ever, we're inviting backers like you to play a bigger role in our future.

BackerKit is raising an equity crowdfunding round to fuel our next stage of growth, including expanding 10x growth areas like **Collab-Funding** and finding more ways to put the ***fun*** back in crowdfunding. This is a different type of crowdfunding campaign that allows investors to **own a piece of our company**, plus earn some fun perks along the way, like:

- Expert strategy session in launching *your* crowdfunding campaign
- Platform fee discounts when you launch a campaign
- Badges, pins, and other cool swag
- And so much more.

For a limited time we're offering first access to the round. You can invest in BackerKit for as little as $100 and own a financial stake in the platform alongside us.

➡️ **Get priority access to back BackerKit**

To date, we've powered $3.7B in funds, paid out $650M to creators, and supported over 15M backers just like you.

This whole thing only works because people like you keep showing up. And we have big plans on how to make crowdfunding even better, bolder, and more fun than ever.

We hope you can join us.

Gratefully,
Max Salzberg
Co-Founder, BackerKit

Maxwell Salzberg
Co-Founder, BackerKit

Rosanna Yau
Co-Founder, BackerKit